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                             July 14, 2022

       Kristine R. Nario-Eng
       Chief Financial Officer
       New York Mortgage Trust, Inc.
       90 Park Avenue
       New York, New York 10016

                                                        Re: New York Mortgage
Trust, Inc.
                                                            Form 10-K for the
fiscal year ended December 31, 2021
                                                            Filed February 25,
2022
                                                            File No. 001-32216

       Dear Kristine R. Nario-Eng:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the fiscal year ended December 31, 2021

       Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
       Portfolio Net Interest Margin, page 64

   1. We note your presentation of portfolio net interest margin. Please address the following:
                                                            Please tell us if
you determined this measure is a non-GAAP measure, and tell us how you made that
determination.
                                                            To the extent you
determined this measure is a non-GAAP measure, please tell us how your
disclosure complies with Item 10(e) of Regulation S-K.
                                                            Please tell us how
you determined it is appropriate to exclude the weighted average cost of
subordinated debentures, convertible notes, and senior unsecured notes from this measure.
                                                        This comment also
applies to your disclosure of portfolio net interest income and portfolio net interest margin in
your earnings release.
       Notes to Consolidated Financial Statements
 Kristine R. Nario-Eng
New York Mortgage Trust, Inc.
July 14, 2022
Page 2
7. Use of Special Purpose Entities (SPE) and Variable Interest Entities (VIE) Consolidated Real Estate VIEs, page F-38

2. We note your initial consolidation of certain joint venture entities during 2021 and the first quarter of 2022. Please tell us what consideration you gave to providing audited financial statements of the acquired entities and unaudited pro forma financial information. Reference is made to Rule 3-14 of Regulation S-X and
Article 11 of
         Regulation S-X.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Peter McPhun at 202-551-3581 or Jennifer Monick at
202-551-
3295 with any questions.



FirstName LastNameKristine R. Nario-Eng                        Sincerely,
Comapany NameNew York Mortgage Trust, Inc.
                                                               Division of
Corporation Finance
July 14, 2022 Page 2                                           Office of Real
Estate & Construction
FirstName LastName